Exhibit 99.2

                    [GRAPHIC OMITTED][GRAPHIC OMITTED]            Press Release

 Contact: Rick J. Tremblay              Sherman Titens
          Chief Financial Officer       SVP - Director of Marketing
          913.451.8050                  913.323.7741
          ricktremblay@goldbanc.com     shermantitens@goldbanc.com
                                                               www.goldbank.com

For Immediate Release

          Gold Banc Reaches Agreement in Principle to Settle
          Qui Tam Lawsuit; Revises Second Quarter Earnings


-------------------------------------------------------------------------------

Leawood, Kansas--August 9, 2004-- (Nasdaq: GLDB) Gold Banc today announced it has reached an oral agreement in principle with all parties to settle the qui tam lawsuit which it initially became aware of on June 14, 2004 and announced the following day. The settlement is for $16 million, of which $2 million is expected to be covered by insurance, resulting in the accrual of a $14 million liability in the second quarter of 2004.

After giving effect to a tax benefit of $3.85 million for its current estimate of the deductible portion of the settlement, the net after tax charge to Gold's earnings is approximately $10.15 million, or $0.26 per share. The settlement amount does not include legal fees for the party that initiated the qui tam suit, the amount of which is not known by Gold and has not been agreed to.

As a result, Gold Banc will take a pre-tax charge of $14 million, which will reduce previously announced second quarter net earnings to $309,000, or $0.01 per share, and first half net earnings to $13.6 million, or $0.35 per share. Gold Banc's previously announced net earnings were $10.46 million or $0.27 per share and $24.32 million or $0.62 per share for the three and six months ended June 30, 2004, respectively.

A definitive settlement agreement must be negotiated, executed and approved by the parties, including the United States Assistant Attorney General on behalf of the United States government. Approval is expected by September 30, 2004. Under the Merger Agreement with Silver Acquisition Corp. ("Silver"), the consent of Silver to the settlement will also be required.

"We are pleased to put this matter behind us," said Mick Aslin, Chief Executive Officer of Gold Banc. "It removes one of the uncertainties related to the pending sale of Gold Banc to Silver. Of course, while there can be no assurance that Silver will be able to obtain the required OTS (Office of Thrift Supervision) approval of the transaction, we remain hopeful."

"We have not yet discussed the effect of this settlement with Silver although we have been informed that Silver will seek some adjustment of the purchase price of $16.60 and /or the purchase price escalator of $0.0023 per share for each day after July 23, 2004 by which the closing is delayed. We recognize that one aspect of these discussions will be the possibility that the condition that we have at least $277 million in total equity at closing may not be satisfied," concluded Aslin.

The settlement arrangements are described more fully in Gold's 10-Q for the second quarter ended June 30, 2004. The 10-Q filing will be available on the SEC and Gold Banc websites in the EDGAR database.

About Gold Banc

Gold Banc is a $4.2 billion financial holding company headquartered in Leawood, Kansas. Gold Banc provides banking and wealth management services in Kansas, Missouri, Oklahoma, and Florida through 37 banking locations.

Forward-Looking Statements

This release contains information and "forward-looking statements" which relate to matters that are not historical facts and which are usually preceded by the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," "target" and similar expressions.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, but not limited to, those described in the periodic reports we file under the Securities Exchange Act of 1934 under the captions "Forward-Looking Statements" and "Factors That May Affect Future Results of Operations, Financial Condition or Business."

Because of these and other uncertainties, our actual results may be materially different from that indicated by these forward-looking statements. You should not place undue reliance on any forward-looking statements. We will not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under the federal securities laws.